UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 000-12551

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable.

PART I — REGISTRANT INFORMATION

Aspyra, Inc.
Full Name of Registrant

Creative Computer Applications, Inc.
Former Name if Applicable

26115-A Mureau Rd.
Address of Principal Executive Office (Street and Number)

Calabasas, CA 91302
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 without unreasonable effort or expense.  As previously disclosed by the Registrant in its Current Report on Form 8-K filed on August 10, 2007, the Registrant has determined to restate the consolidated interim financial information contained in its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007, originally filed on May 21, 2007, in order to correct certain errors contained in those financial statements.  Due to the time requirements of the restatement, the Registrant requires additional time to complete its financial statements for the quarter ended June 30, 2007 and to prepare and file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007.  Management expects to complete the Form 10-QSB for the quarter ended June 30, 2007 and the related financial statements within the time period specified by Rule 12b-25(b)(2)(ii).

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Anahita Villafane, CFO	818	880-6700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date of this Form 12b-25, the financial statements for the quarterly period ended June 30, 2007 have not been completed due to the reasons stated above.  The Registrant expects to report a net loss of approximately $894,000 and $2,209,000, respectively, for the three and six-month periods ended June 30, 2007 as compared to net loss of $1,064,180 and $2,377,898, respectively for the three and six-month periods ended June 30, 2006.  The reduction in loss is primarily attributable to the Registrant reducing its expenses as a result of the completion of integration of its business since the merger with StorCOMM in November 2005.

Safe Harbor Regarding Forward-Looking Statements

Some of the information disclosed herein regarding our expectations, beliefs and views about the restatement of prior interim financial data and its impact on us, expectations regarding the timing of filing of the Company’s Quarterly Report on Form 10-QSB for the period ended June 30, 2007 and its amended Quarterly Report on Form 10-QSB/A for the period ended March 31, 2007, and expectations regarding results of operations in the subject periods of these reports are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project,” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may” or by the fact that such statements relate to future, and not just historical events or circumstances, including statements related to the results of the restatement of financial information.  The forward-looking statements herein regarding the results of the restatement and its impact on the Company, expectations regarding the timing of filing of the Company’s Quarterly Report on Form 10-QSB for the period ended June 30, 2007 and its amended Quarterly Report on Form 10-QSB/A for the period ended March 31, 2007 and expectations regarding results of operations in the subject periods of these reports are based on currently available information as of the date of this report are subject to risks and uncertainties that may cause actual results to differ materially from what is expected at the current time.  Readers are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this disclosure.  The Company undertakes no obligation to publicly release or update the results of any revisions to forward-looking statements, which may be made to reflect new information, events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.  For other factors that could cause the Company’s results to vary from expectations, please see the section titled “Risk Factors” in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006 and other risk factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission.

Aspyra, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 15, 2007	By	/s/ Anahita Villafane

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).